Trading Symbol (TSX-V: ANZ) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.alianzaminerals.com

February 23, 2017	NR 17-04

Alianza Acquiring New Concessions in Central Peru

Alianza Minerals Ltd. (TSX-V: ANZ) (“Alianza” or the “Company”) announces that an application has been made with the Peruvian authorities (INGEMMET - Instituto Geologico Minero y Metalúrgico) for nine concessions comprising six properties in central Peru. These new properties target base metals mineralization in the Peruvian Polymetallic Belt, a prolific region host to deposits such as the Cerro de Pasco Mine, where zinc, lead and copper ore has been mined for over 100 years.

Alianza’s target properties were internally generated from a study that examined a range of criteria including metallogeny, regional geology, regional structure, private and public geochemical databases, favourable CSR conditions and local knowledge. Management is planning reconnaissance exploration programs for all six of these properties once the concession grants are completed. It is anticipated that this process will be completed in Q2 2017 and reconnaissance work will commence shortly thereafter.

“Alianza is acquiring these new concessions as a result of in-house generative work that identified 30 grassroots targets,” stated Jason Weber, P.Geo., President and CEO of Alianza. “We are targeting large base metal deposits and this region of Peru is known for its lead and zinc production, with mines that were first developed over one hundred years ago. We are eager to visit these targets and ground-truth our ideas.”

Financing Update and Amendment

Alianza’s financing announced on February 15, 2017 has been increased to $625,000 for a total of 5,000,000 units. The units have also been amended to include one common share and one half common share purchase warrant valid for a three year period and now exercisable at $0.20 per share. The financing is fully subscribed and will close within 10 days.

About Alianza Minerals Ltd.

Alianza increases the chances of success in mineral exploration by using the “Prospect Generator” business model, focussing on gold and copper exploration in Latin America and Nevada.

The Company has 28.3 million shares issued and outstanding, and is listed on the TSX Venture Exchange (TSX-V: ANZ).  Mr. Jason Weber, BSc, P.Geo., Alianza’s President and CEO is a Qualified Person as defined by National Instrument 43-101. Mr. Weber supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO Sandrine Lam, Shareholder Communications Tel: (604) 687-3520 Fax: (888) 889-4874 To learn more visit: www.alianzaminerals.com

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. STATEMENTS IN THIS NEWS RELEASE, OTHER THAN PURELY HISTORICAL INFORMATION, INCLUDING STATEMENTS RELATING TO THE COMPANY'S FUTURE PLANS AND OBJECTIVES OR EXPECTED RESULTS, MAY INCLUDE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE BASED ON NUMEROUS ASSUMPTIONS AND ARE SUBJECT TO ALL OF THE RISKS AND UNCERTAINTIES INHERENT IN RESOURCE EXPLORATION AND DEVELOPMENT. AS A RESULT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS.